Exhibit 99.1

News Release

 January 11, 2016

Rubicon Updates Mineral Resource Statement for the Phoenix Gold Project
And Evaluates Strategic Alternatives

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) provides a revised geological model and updated mineral resource statement1 for the F2 Gold Deposit at the Phoenix Gold Project (the “Project”). A technical report documenting the new mineral resource statement will be filed on SEDAR within 45 days in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). In addition, the Rubicon Board of Directors (the “Board”) has retained BMO Capital Markets and TD Securities as financial advisors to assist the Board in evaluating strategic alternatives available to the Company, including merger and divestiture opportunities either at the corporate or asset level, obtaining new financing, and capital restructurings to maximize shareholder value. There can be no assurances that any transaction will result from these matters and the Company will make updates when circumstances warrant.

News Release Summary:

•
The 2016 revised geological model (“2016 SRK Geological Model”) and updated mineral resource statement (“2016 SRK Resource Estimate”) (see Table 1 below) prepared by SRK Consulting (Canada) Inc. ("SRK") and reviewed by other independent consultants, considers information from of 94,600 metres (“m”) of core drilling, from mineralized underground workings, and trial stoping that were not previously available;

Table 1: 2016 Mineral Resource Statement, Phoenix Gold Project, Ontario, SRK, January 6, 20162 at 4.0 grams per tonne of gold (“g/t Au”) cut-off grade

Resource Category	Quantity (000'tonnes)	Grade (g/t Au)	Contained Gold (000' ounces (“oz.”))
Indicated	492	6.73	106
Inferred	1,519	6.28	307
Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. Samples have been capped where appropriate. Underground mineral resources reported at a cut-off grade of 4.0 g/t Au of gold per tonne assuming a gold price of US$1,125/oz. and a gold recovery of 92.5%.

•	The 2016 SRK Resource Estimate represents a significant decrease in tonnes and ounces compared to the 2013 mineral resource estimate3 (“2013 SRK Resource Estimate”)(see Table 2 below);

_____________________________________________
1 There is no certainty that the inferred resources will be converted to the measured and indicated categories, that the indicated resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the updated mineral resource statement will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
2 This news release should be read in conjunction with the tables and figures included in the body and presented at the end of the release. The Company plans to file a Technical Report for the updated mineral resource estimate within 45 days from today.
3All references to the 2013 SRK Resource Estimate are reported in the Company’s Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014, available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml), which is no longer considered to be correct.

PR16-1 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Table 2:  Comparison between 2013 and 2016 Quantities and Grades Reported at 4.0 g/t Au4

Classification	Quantity (000’t)			Grade (g/t Au)			Contained Gold (000’oz)
	2013	2016	Change	2013	2016	Change	2013	2016	Change
Indicated	4,120	492	-88%	8.52	6.73	-21%	1,129	106	-91%
Inferred	7,452	1,519	-80%	9.26	6.28	-32%	2,219	307	-86%

•	The 2016 SRK Geological Model demonstrates that the F2 Gold Deposit is more geologically complex and the high-grade gold mineralization is less continuous than previously understood;
•
The new drilling and recent trial stoping information has significantly changed the understanding of the variable spatial distribution of the gold mineralization. East-west (mine grid) trending cross-cutting shear structures (“D2 structures”) have been interpreted as the main control on the distribution of later stage higher-grade gold mineralization. This is the key factor contributing to the limited continuity of the gold mineralization compared to previous understanding;

•
The decrease in reported mineral resources are mainly the result of the new drilling information, changes in modelling approach and restrictions to the depth of the interpreted extent of the gold mineralization;

•	Rubicon has suspended activities related to the Phoenix Project Implementation Plan (“PPIP”)
•	A technical report will be filed within 45 days of this news release to support the technical disclosure herein;
•	Rubicon remains engaged in ongoing discussions with its lenders;
•	In 2015, the Company produced 4,906 ounces of gold from 57,793 tonnes of mineralized material; and
•	Estimated cash and cash equivalents as of December 31, 2015 was approximately C$22.4 million (excluding C$4.5 million in restricted cash).

“The revised geological model prepared by SRK indicates that the gold mineralization in the upper-levels of the F2 Gold Deposit is less continuous compared to the geological model for the 2013 mineral resource estimate,” stated Michael Winship, interim President and Chief Executive Officer of Rubicon. “The revised model has significantly decreased the tonnes, grade and ounces in the F2 Gold Deposit. The revised model suggests that more exploration is required at depth and along strike in order to develop an economic mining operation at the Phoenix Gold Project. The Board has retained financial advisors to evaluate strategic alternatives with the goal to maximize shareholder value.”

2016 SRK Geological Model

Rubicon conducted trial stoping throughout 2015, allowing the Company to develop the F2 Gold Deposit and process mineralized material. As reported in the Company’s November 3, 2015 news release, Rubicon suspended underground activities to enable SRK, the Company, and its other independent consultants to conduct further analysis on a revised geological model. The geology was more complex than previous understandings, as revealed though trial stoping.

The 2016 SRK Geological Model benefits from information that was not previously available, including approximately 94,600 m of infill core drilling within a concentrated shallow area of the deposit, and a considerable amount of underground development and limited trial stoping, which exposed the gold mineralization. The new geological information has highlighted the complexity of controls on the distribution of the gold mineralization, its grade, and its continuity. In particular, the distribution of the higher-grade mineralization is controlled by the intersection between

________________________________
4 There is no certainty that the inferred resources will be converted to the measured and indicated categories, that the indicated resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the updated mineral resource statement will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

PR16-1 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release the east-west trending D2 structures and the north-trending high-titanium basalt unit. The new data shows that the high-grade gold mineralization is less continuous than indicated in the 2013 SRK Resource Estimate, which was based upon less widely-spaced drilling data that was drilled sub-parallel to the D2 structures. See Figure 2 at the end of this news release for a conceptual diagram of the revised geological understanding of the high-grade mineralization compared to 2013.

The 2016 SRK Geological Model is more restrictive, reducing the volume of gold mineralization. Therefore, this resulted in a significant decrease in tonnes, grade, and ounces in the upper-levels of the deposit. SRK’s geological modelling approach limited the depth and strike extensions of the modelled gold mineralization, further reducing the mineral resources. The Company believes additional exploration (drilling, development, sampling, trial stoping, etc.) is required to better understand the geology of the F2 Gold Deposit.

2016 SRK Resource Estimate

The 2016 SRK Resource Estimate5 is based on a total of 450,175 m of core drilling in 1,381 drill holes carried out from February 2008 to November 2015. The mineral resource model covers a strike length of approximately 1,200 m and depths of 1,350 m and remains open along strike and at depth. At the reporting cut-off grade of 4.0 g/t Au, the indicated mineral resource is 0.492 million tonnes, grading 6.73 g/t Au, and contains 0.106 million ounces of gold and the inferred mineral resource is 1.519 million tonnes, grading 6.28 g/t Au, and contains 0.307 million ounces of gold.

The mineral resources were evaluated using a geostatistical block modelling approach constrained by gold mineralization domains interpreted from the drilling information. Block gold grade was interpolated using ordinary kriging. The block model was classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014). The mineral resources are sensitive to the selection of reporting assumptions. The sensitivity of the global quantities and grade estimates to the selection of cut-off grade is summarized as grade tonnage data in Table 5 and classified mineral resources reported by underground level are tabulated in Table 6, at the end of this news release.

Reconciliation to the 2013 SRK Resource Estimate6

It is difficult to reconcile the 2016 SRK Resource Estimate with the 2013 SRK Resource Estimate disclosed on June 25, 2013 because the two models differ. The 2016 SRK Resource Estimate considers an additional 94,600 m of core drilling and underground exposures of the gold mineralization that were not available for the 2013 SRK Resource Estimate. The 2016 SRK Resource Estimate also excludes the crown pillar and isolated gold intersections and interpretations outside the main domains modelled. At the reporting cut-off grade of 4.0 g/t Au, the 2016 indicated mineral resource decreased 91% compared to 1.13 million ounces of gold in the 2013 SRK Resource Estimate. The 2016 inferred mineral resource decreased 86% relative to 2.22 million ounces of gold in the 2013 SRK Resource Estimate. The primary causes for the significant change in indicated and inferred mineral resources compared to the 2013 SRK Resource Estimate are summarized in Table 3 and Figure 1 below.

5 There is no certainty that the inferred resources will be converted to the measured and indicated categories, that the indicated resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the updated mineral resource statement will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

6 All references to the 2013 SRK Resource Estimate are reported in the Company’s Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014, available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml), which is no longer considered to be correct.

PR16-1 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

]

Table 3: Key Parameters that Contributed to the Significant Variance in Mineral Resources between 2013 and 2016

Parameter	2013 SRK Resource Estimate	2016 SRK Resource Estimate	Material Impact
Informing Data
Drilling data	820 core drill holes 355,611 m	1,381 core drill holes 450,175 m	Reveals the complexity and limited grade continuity
Underground workings	Minimal gold mineral exposed	>9,000 m of underground development and exposure of gold mineralization in trial stoping	Demonstrates significant complexity and limited grade continuity
Geological Modelling
Wireframe/volumetrics	Continuity modelled based on available information	New data shows limited high-grade continuity – modelled high-grade domains represent 17% of that in 2013	Reduced tonnes due to significantly narrower domains
High-Grade Treatment Strategy
Capping grade (domains)	Main zone domain: 200 g/t Au HW domain: 150 g/t Au External domain: 30 g/t Au	High-Grade (“HG”): 10.0 – 120.0 g/t Au (71 domains) Low-Grade (“LG”): 5.0 – 45.0 g/t Au (19 domains)	Reduced grade
HG limited radii	Not applied	HG composites limited to 10-20 m	Reduced grade
Exclusions from the 2016 SRK Resource Estimate
	None	Crown pillar	Reduced ounces
		Material external to wireframes	Reduced ounces
		Material below 1,220-metre level	Reduced ounces

PR16-1 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 1: Change in Mineral Resource Ounces between 2013 and 2016 – Indicated and Inferred Mineral Resources

Indicated Mineral Resources (2016 vs. 2013)
Oz Au (000s)
2,500
2,000
1,500
1,000
500
0
-500
-1,000
-1,500
1,129
0
0
0
-1,023
106
2013
Crown Pillar
External
Below 1220 elevation
Modelling
2016

Inferred Mineral Resources (2016 vs. 2013)
Oz Au (000s)
2,500
2,000
1,500
1,000
500
0
-500
-1,000
-1,500
2,219
-267
-355
-728
-562
307
2013
Crown Pillar
External
Below 1220 elevation
Modelling
2016

Informing Data: The 2016 SRK Geological Model includes additional information from 94,600 m of infill drilling, underground workings that expose the gold mineralization, and trial stoping, none of which were available in 2013.

Geological Modelling: SRK revised the assumptions underlying the 2016 SRK Resource Estimate to reflect the trial stoping results, which exposed the mineralization, suggesting that the continuity of the high-grade gold mineralization may be more limited than had been assumed in the 2013 SRK Resource Estimate. As a result, the wireframe models of the high-grade gold domains are now volumetrically smaller, but better defined, than those considered in 2013. The volumes of the new high-grade domains in the core area of the F2 Gold Deposit now represent about 17% of what they were in 2013, resulting in a material decrease in tonnage and contained gold in the updated mineral resource estimate.

PR16-1 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

High-Grade Treatment Strategy: A more representative estimation strategy for high-grade samples was also adopted to better reflect the recent stoping information. Considering the new interpretation and the new sampling data, more detailed capping levels were applied. In addition, a spatial restriction was applied to high-grade samples in 2016 to further limit their influence during grade estimation and to more accurately reflect their distribution as demonstrated by new infill drilling and underground excavation samplings. This restriction contributes further to the lower tonnage, grade and contained metal of the high grade mineralization. Table 7 summarizes the impact of grade capping compared to an uncapped scenario.

Exclusions from the 2016 SRK Resource Estimate: Locally, significant gold mineralization exists outside the 2016 modelled domains. In 2013, to account for this mineralization, the areas located outside the modelled domains were also evaluated as a separate “unconstrained” domain (External domain) and the resultant mineralization was assigned an inferred classification. In 2016, based on observed gold mineralization continuity noted from the new data, the areas in the 2013 inferred mineral resource estimate were excluded as follows (see Figure 1):

•	External domain: 355,000 oz. of gold in the inferred category;
•	Crown pillar: 267,000 oz. of gold in the inferred category; and
•	Area below the 1,220-metre level: 728,000 oz. of gold in the inferred category.

Evaluations

Based on the new geological model and the 2016 SRK Resource Estimate, Rubicon believes that at current gold prices, there are inadequate tonnage and grade to economically support stand-alone trial stoping above the 305-metre level. The Company believes that further exploration work is required, particularly at depth and along strike, to develop a potential mineable resource. As a result, Rubicon has suspended activities related to the PPIP and will evaluate further exploration activities to advance the Phoenix Gold Project.

Trial Stoping Activities to the End of December 31, 2015

In 2015, the Company produced 4,906 ounces of gold from 57,793 tonnes of mineralized material grading at 2.89 g/t Au. Operations have now been suspended. Table 4 summarizes the results from the commissioning and trial stoping period, below.

Table 4: Trial Stoping Metrics to the end of December 30, 2015

Commissioning and trial stoping period (May-December 2015)
Operating Metrics	Total
Mineralized material milled (tonnes)	57,793
Grade to the mill (g/t Au)	2.89
Average mill recovery (%)	91.5
Gold produced (ounces)	4,906
Gold poured (ounces)	4,412

PR16-1 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Environment

The Company continues to comply with its environmental obligations using the staff on site. The Company has completed the following environmental measures at the Project:

•	Construction of the coffer dam, northeast dam, spillway, and runoff collection measures around the perimeter of the site;
•	Installation and commissioning of the ammonia treatment system;
•	Met all treated effluent discharge requirements;
•	Implementation of an operating strategy for the tailings management facility; and
•	Submission of monitoring, reports, and technical studies.

Balance Sheet and Discussions with Lenders

Estimated cash and cash equivalents at December 31, 2015 was approximately C$22.4 million (excluding restricted cash of C$4.5 million). The Company continues to hold ongoing discussions with its lenders.

Impairment Charge

In conjunction with the update of the 2016 SRK Resource Estimate and the suspension of the PPIP, the Company is reviewing the carrying value of its assets, in accordance with International Financial Reporting Standards, and anticipates that it will incur a significant impairment charge in its quarterly financial results for the period ending December 31, 2015.

Strategic Review

The Board has retained BMO Capital Markets, TD Securities, and Stikeman Elliott LLP as advisors to assist in evaluating strategic alternatives available to the Company, including merger and divestiture opportunities either at the corporate or asset level, obtaining new financing, and capital restructurings to maximize shareholder value. There can be no assurances that any transaction will result from these matters.

During the strategic review, the Company will undertake the next steps with regard to the Phoenix Gold Project:

•	Continue to review the revised geological model;
•	Complete a technical report documenting the 2016 SRK Resource Estimate that will be filed on SEDAR within 45 days in accordance with the requirements of NI 43-101;
•	Evaluate further follow-up exploration to better understand the geology of the F2 Gold Deposit, which may include:
o	Evaluate areas that contain significant isolated gold intersections excluded from the mineral resource model;
o	Drilling targeting the D2 structures along north-south azimuth;
o	Infill drilling below the 305-metre level;
o	Diamond drilling along strike and at depth;
•	Continue to protect the Project assets and the surrounding environment.

The Company will make updates when circumstances warrant.

PR16-1 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Conference Call Details

The Company's senior management team will host a conference call today, Monday, January 11, 2016 at 10:30 am ET (7:30 am PT) to discuss the news release. Participants in Canada and the United States may join the conference call by dialing toll free +1 (800) 319-4610 or +1 (416) 915-3239 for calls outside Canada and the United States or via webcast http://services.choruscall.ca/links/rm20160111.html. A recorded playback of the conference call can be accessed on the Company’s website at www.rubiconminerals.com.

RUBICON MINERALS CORPORATION
“Michael Winship”
Interim President and Chief Executive Officer

Cautionary Statement regarding Forward-Looking Statements and other Cautionary Notes

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding the further exploration of the F2 Gold Deposit.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that would render the Phoenix Gold Project potentially economic; that any proposed operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery or throughput rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions, programs and working capital requirements on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision.

It is important to note that there is no guarantee of the success of the strategic review process being undertaken by the Company.

Forward-looking statements contained herein are made as of the date of this release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This news release uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. The estimation of “measured”, “indicated” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic

PR16-1 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “indicated” or “inferred” mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The mineral resources in this press release were reported using CIM Standards.

QA/QC

Drill core assays were conducted on sawn half core sections. All assays were conducted by independent laboratory SGS Mineral Services of Red Lake, Ontario using fire assay with AA finish or using gravimetric finish for values over 10.0 g/t Au. Rubicon's quality control checks include insertion of blanks, standards and duplicates included at regular intervals in each sample batch to ensure laboratory accuracy. Check assays on 5% of samples are carried out at a third party independent laboratory.

Qualified Persons

The construction of the geology and mineral resource model was a collaborative effort between SRK and Rubicon personnel. The construction of the geology model was completed by Dr. Jean-François Ravenelle, P.Geo (APGO#2159). The resource estimation work was completed by Sébastien Bernier, P.Geo (APGO#1847) and Dr. Oy Leuangthong, P.Eng (PEO#90563867) under the supervision of Glen Cole, P.Geo (APGO #1416).  By virtue of their education, membership to a recognized professional association and relevant work experience Mr. Sébastien Bernier, Dr. Leuangthong, Dr. Ravenelle and Mr. Cole are all independent Qualified Persons as defined by NI 43-101. They have reviewed drafts of this news release and have approved its content.

The content of this news release has been read and approved by Howard Bird, B.Sc. (Hons.), P. Geo., Vice President, Exploration and is a Qualified Person as defined by NI 43-101.

PR16-1 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 2 – Rubicon Conceptual Diagram of the Revised Geological Understanding of the F2 Gold Deposit Compared to 2013 – Plan View (Diagram not to Scale)

Source

Source: Rubicon

Table 5: The 2016 Global Block Model Quantities and Grade Estimates at Various Cut-off grades7

	Indicated Classification			Inferred Classification
Cut-off Grade (g/t Au)	Quantity (000’t)	Grade (g/t Au)	Contained Gold (000’oz.)	Quantity (000’t)	Grade (g/t Au)	Contained Gold (000’oz.)
3.0	719	5.71	132	2,491	5.18	415
3.5	601	6.19	120	1,959	5.71	360
4.0	492	6.73	107	1,519	6.28	307
4.5	399	7.31	94	1,171	6.88	259
5.0	319	7.95	82	959	7.36	227
The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of a cut-off grade.

_______________________________________
7 There is no certainty that the inferred resources will be converted to the measured and indicated categories, that the indicated resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the updated mineral resource statement will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

PR16-1 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Table 6: Classified Mineral Resources by Underground Level8

	Indicated Classification			Inferred Classification
Level (metres below surface)	Tonnes (000s)	Grade (g/t Au)	Contained Oz. Au (000)	Tonnes (000s)	Grade (g/t Au)	Contained Oz. Au (000)
122	5	5.74	1	12	7.70	3
183	59	6.59	13	71	5.30	12
244	122	6.16	24	66	5.82	12
305	128	6.63	27	82	6.24	17
366	125	7.22	29	120	6.31	24
427	52	7.37	12	136	6.53	29
488	1	4.17	0	186	5.73	34
549				90	5.61	16
610				88	5.98	17
671				112	5.78	21
732				88	5.25	15
793				79	5.42	14
854				75	6.17	15
915				84	7.25	20
976				56	8.06	15
1,037				60	8.13	16
1,098				48	8.32	13
1,159				36	8.20	9
1,220				30	6.26	6
1,281				1	4.65	0.21

Table 7: Sensitivity of 2016 mineral resource model to high-grade treatment strategies, at 4.0 g/t Au cut-off8

Resource category	Contained Gold (000’oz)			Variation
	Uncapped/ No limited radii	Capped/ No limited radii	Capped/ With limited radii	Applying capping		Applying capping + limited radii
Indicated	168	113	106	(55)	-33%	(62)	-37%
Inferred	1,167	479	307	(688)	-59%	(860)	-74%

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8 There is no certainty that the inferred resources will be converted to the measured and indicated categories, that the indicated resources will be converted to the proven and probable mineral reserve categories and there is no certainty that the updated mineral resource statement will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability; the estimate of mineral resources in the updated mineral resource statement may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

PR16-1 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
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